10F-3 Report
CGCM Core Fixed Income Investments
	3/1/2014		through	8/31/2014

Issuer Name	Sub-Adviser	Trade Date	Selling Dealer	Offering Size	Total Amt. Allocated	Purchase Price
Access Midstream Partners, L.P.	Western AM	3/4/2014	Wells Fargo Securities LLC	750,000,000	30,000.00	100.000
Sinopec Group Overseas Development (2014) Limited	Western AM	4/2/2014	HSBC Securities (USA) Inc	1,000,000,000	400,000.00	99.767
NUMERICABLE GROUP S.A.	Western AM	4/23/2014	JP Morgan Securities Inc	4,000,000,000	200,000.00	100.000
Amgen Inc	Western AM	5/19/2014	Goldman Sachs Group Inc	1,400,000,000	110,000.00	99.834
West Corporation	Western AM	6/18/2014	Deutsche Bank Securities	1,000,000,000	140,000.00	100.000